Exhibit 99.Bd.(v)

AMENDMENT TO INVESTMENT

SUB-ADVISORY AGREEMENT

Pursuant to the Investment Services Agreement between HL Investment Advisors, LLC and Hartford Investment Management Company dated April 30, 2002 (the “Agreement”), the following fund is hereby included in the Agreement as a Portfolio.  All provisions in the Agreement shall apply to the management of the new fund.

•                  Hartford BlueChip Stock HLS Fund

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed as of the 13th day of November, 2006.

HL INVESTMENT ADVISORS, LLC

By:	/s/John C. Walters
John C. Walters
Executive Vice President

HARTFORD INVESTMENT MANAGEMENT COMPANY

By:	/s/David M. Znamierowski
David M. Znamierowski
President